SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (date of earliest event reported): May 9, 2000

CLEVELAND-CLIFFS INC

(Exact name of registrant as specified in its charter)

OHIO	1-8944	34-1464672
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1100 Superior Avenue, Cleveland, Ohio	44114
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (216-694-5700)

(Former name or former address, if changed since last report)

ITEM 5. Other Events.

Cleveland-Cliffs Inc has published News Releases as follows:

(1) On May 9, 2000 Cleveland-Cliffs Inc published a News Release with respect to Outlook reported at Annual Shareholders Meeting

(2) On May 15, 2000 Cleveland-Cliffs Inc published a News Release with respect to a plan to modify the Cliffs and Associates Limited Plant in Trinidad and Tobago

ITEM 7. Financial Statements and Exhibits.

(a) Financial Statements of Business Acquired: None

(b) Pro Forma Financial Information: None

(c) Exhibits:

Exhibit Number	**Exhibit**	
99(a)	Cleveland-Cliffs Inc News Release published on May 9, 2000 entitled Cleveland-Cliffs Reports On Outlook at Annual Shareholders Meeting	Filed Herewith
99(b)	Cleveland-Cliffs Inc News Release published on May 15, 2000 entitled Cleveland-Cliffs Announces Plan to Modify The Cliffs and Associates Limited Plant in Trinidad and Tobago	Filed Herewith

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CLEVELAND-CLIFFS INC

By: /s/ C. B. Bezik

Name: C. B. Bezik
Title: Senior Vice President-Finance

Dated: May 16, 2000

INDEX TO EXHIBITS

Exhibit Number	Exhibit	
99(a)	Cleveland-Cliffs Inc News Release published on May 9, 2000 entitled Cleveland-Cliffs Reports On Outlook at Annual Shareholders Meeting	Filed Herewith
99(b)	Cleveland-Cliffs Inc News Release published on May 15, 2000 entitled Cleveland-Cliffs Announces Plan to Modify The Cliffs and Associates Limited Plant in Trinidad and Tobago	Filed Herewith